Mail Stop 4561
Via fax: 86 10 59137800

February 17, 2009

Remington Hu
Chief Financial Officer
Yucheng Technologies Limited
3F Tower B, Beijing Financial Trust Building
Anding Road, Chao Yang District
Beijing 100029, P.R. China

> **Re: Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed May 5, 2008**
> **File no. 1-33134**

Dear Mr. Hu:

        We have reviewed your response letter dated January 13, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 13, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.   We note your response to our prior comment 2 where you indicate that you follow the guidance in paragraph 59 of SOP 97-2 in recognizing bundled IT solution and services arrangements that include one year of PCS. Tell us the amount of

revenue recognized for each of the periods presented for bundled IT solution and services arrangements that include one year of PCS and how you considered disclosing your revenue recognition policy related to these arrangements.

2.   We note in your response to our prior comment 2 that for bundled IT solution and services arrangements that include three years of PCS, revenue related to PCS is based on a blended charge rate per man-month for your engineers. We also note that you consider three-year PCS revenue to be immaterial and therefore such amounts have not been deferred. However, in your response to prior comment 7 in our letter dated August 21, 2008, you indicate that the VSOE of fair value for PCS is determined based on the price charged when the same element is sold separately pursuant to guidance in paragraph 10 of SOP 97-2 and have included this guidance in your proposed revenue recognition policy disclosure. Additionally, you also state that the fee for PCS is recognized over the term of such PCS. Please explain the disparity between your response and your revenue recognition policy. In this regard, please clarify whether you are using the price charged when the PCS element is sold separately or if you are using a blended charge rate per man-month for your engineers to establish VSOE of fair value for PCS. If you are using a blended charge rate per man-month, tell how this method complies with the guidance provided in paragraph 10 of SOP 97-2. If you are using the price charged when the PCS element is sold separately, tell us whether any customers have purchased PCS separately and if so, how VSOE of fair value has been established based on these separate sales.

3.   We also note in your response to our prior comment 2 that there were only eight bundled arrangements that included three-year PCS for the year ended December 31, 2007 which represented 4% of the total IT solution contracts. For each year presented, tell us the amount of revenue recognized for bundled arrangements that included three-year PCS.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481, Patrick Gilmore at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Andrew Hudders
Golenbock, Eiseman, Assor, Bell & Peskoe, LP
Fax: (212) 754-0330